UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                              ASTROCOM CORPORATION
                              --------------------
                                (Name of Issuer)

                     Common Stock, $.10 Par Value Per Share
                         (Title of Class of Securities)


                                  046390-10-0
                                 --------------
                                 (CUSIP Number)
                    80 SOUTH EIGHTH ST., SUITE 4628
JOHN E. ROGERS      MINNEAPOLIS, MN 55402              612/332-8866
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:


--------------------------------------------------------------------------------


                     -------------------------------------


                                 JANUARY 3, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper formats shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D

-----------------------------                -----------------------------------
Cusip No. 046390-10-0                        Page 2 of 7 Pages
--------------------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         JOHN E. ROGERS       ###-##-####
         -----------------    -----------
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group

         (a)   [   ]             (b)    [ X ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds*

         PF
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e).                                               [   ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                         (7)      Sole Voting Power
                                  2,000,000
     Number of           -------------------------------------------------------
      Shares             (8)      Shared Voting Power
    Beneficially
       Owned             -------------------------------------------------------
      by Each            (9)      Sole Dispositive Power
     Reporting                    2,000,000
    Person With          -------------------------------------------------------
                         (10)     Shared Dispositive Power

--------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            2,000,000
--------------------------------------------------------------------------------
(12)        Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*                                                        [   ]
--------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount in Row (11)
            11.4%
--------------------------------------------------------------------------------
(14)        Type of Reporting Person*
            IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.           COMMON STOCK
                                        ASTROCOM CORPORATION
                                        3500 HOLLY LANE NORTH, SUITE 60
                                        PLYMOUTH, MN 55447

ITEM 2.  IDENTITY AND BACKGROUND.
JOHN E. ROGERS      80 SOUTH EIGHTH ST., #4628 MINNEAPOLIS, MN 55402
PRESIDENT OF ROGERS BENEFIT GROUP - HEALTH INSURANCE BUSINESS
     ADDRESS AS ABOVE
NO CRIMINAL CONVICTIONS - NO CIVIL JUDGEMENTS - U.S. CITIZEN

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
PERSONAL FUNDS - $200,000.00

ITEM 4.  PURPOSE OF TRANSACTION.
INVESTMENT - PASSIVE - NO INTENT TO ACQUIRE CONTROL.

As of the date hereof, the undersigned has no plans or proposals regarding:

          (i) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its securities;

          (ii) A sales or transfer of material amount of assets of the Issuer or any of its subsidiaries;

          (iii) Any change in the present Board of directors or management of the Issuer (including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

          (iv) Any material change in the present capitalization or dividend policy of the Issuer;

          (v) Any other material change in the Issuer's business or corporate structure;

          (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

          (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

          (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (ix) Any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The undersigned beneficially owns 2,000,000 shares Common Stock or
11.4%

     (b) The undersigned does not share voting and dispositive power with respect to any shares.

     (c) Listed below are all transactions effected in the Issuer's Common Stock by the Fund during the last 60 days:

     (d) NONE

     (e) NONE

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships between the undersigned, on one band, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:    JANUARY 14, 2000

                                             /s/ JOHN E. ROGERS
                                             -----------------------------------